SEC FILE NUMBER 0000863015
CUSIP NUMBER 464592104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: April 29, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ISLE OF CAPRI CASINOS, INC.
Full Name of Registrant

Former Name if Applicable

600 Emerson Road, Suite 300
Address of Principle Executive Office

Saint Louis, MO 63141
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Isle of Capri Casinos, Inc. (the “Company”) has determined that it is unable to file its Form 10-K for the fiscal year ended April 29, 2007 by the July 13, 2007 due date without unreasonable effort or expense.

The Company announced on March 12, 2007 that it would restate its financial statements for the fiscal years ended April 25, 2004, April 24, 2005 and April 30, 2006 and the quarterly results for fiscal 2005 and 2006 included therein, and for the first two quarters of fiscal 2007. Additionally, the Company announced on June 17, 2007 that it would also restate its financial statements that were set forth in its quarterly report on Form 10-Q for the third quarter of fiscal 2007. Efforts to file these restatements with the Securities and Exchange Commission (“SEC”) have caused the delays in the completion of the Company’s Form 10-K for the fiscal year ended April 29, 2007. The Company expects to file its Form 10-K by the fifteenth day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donn R. Mitchell, II	(314)	813-9200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-Q for the fiscal quarter ended January 28, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss from continuing operations before income taxes and minority interest for fiscal 2007 of approximately $15.3 million on revenues of approximately $1.0 billion, as compared to income from continuing operations before income taxes and minority interest for fiscal 2006 (as expected to be restated) of $20.7 million on revenues of $987.4 million.

As disclosed previously, 2007 has been a transitional year for the Company, as the Company has sold two of its casino properties, developed three new casino properties and moved its corporate headquarters. Additionally, the Company’s operating results have been negatively impacted during fiscal year 2007 as compared to fiscal year 2006 by increased competition and severe weather in certain of the Company’s markets, as well as the normalization of operating results along the Gulf Coast markets in the post hurricane recovery period. Fiscal year 2007 results also include significant pre-opening expenses of approximately $13.5 million, primarily incurred in the fourth fiscal quarter, related to the openings of the three casino properties in recent months. The Company will also record a valuation charge on its Lula, Mississippi property of approximately $8.0 million in the fourth fiscal quarter.

The impact of the restatement on the fiscal year 2006 operating results includes adjustments of approximately $3.5 million decreasing income from continuing operations before income taxes and minority interest relating to the application of EITF 97-10 to the Company’s Coventry casino lease, adjustments of approximately $1.0 million decreasing income from continuing operations before income taxes and minority interest relating to the amortization of certain intangible items, and various adjustments related to operations decreasing income from continuing operations before income taxes by approximately $3.3 million. The expected impact of all restatement adjustments on the fiscal year 2006 net income, including the tax effect on the items mentioned above and the restatement adjustments to income taxes, is expected to be a decrease in net income of approximately $0.1 million.

While the Company does not expect the results of operations to differ materially from those reported above, since the audit of the fiscal 2007 results and the restatement of the fiscal 2006 results have not been completed, the audited results ultimately reported in the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2007 may differ from those reported above.

Isle of Capri Casinos, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	7/16/2007	By:	/s/ Donn R. Mitchell, II

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.